SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒       Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐       No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

News Release

CNH Global N.V. to Release 2nd Quarter 2005 Earnings and
Hold Conference Call on Wednesday, July 27, 2005

For more information contact:

Richard Nelson Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (July 12, 2005) CNH Global N.V. (NYSE:CNH) will release second quarter financial results at approximately 8:00 a.m. Eastern time on Wednesday, July 27, 2005. The full text of the release, along with the financial statements, will be available both from PR Newswire and on www.cnh.com.

Also on July 27, at approximately 10:00 a.m. Eastern time, CNH will provide a live, listen-only, audio webcast of the company’s quarterly conference call with securities analysts and institutional investors. The webcast can be accessed either through www.cnh.com or CCBN’s individual investor center at www.earnings.com. Anyone unable to listen to the live webcast can access the replay at either site for two weeks following the event.

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CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by 11,400 dealers in approximately 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

■ CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com ■

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Assistant Secretary

July 12, 2005